

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 5, 2008

Mail Stop 7010

Via U.S. mail

John T. Unger
Senior Vice President and General Counsel
Sanders Morris Harris Group Inc.
600 Travis, Suite 5800
Houston, Texas 77002

Re: **Sanders Morris Harris Group Inc.**
      Registration Statement on Form S-3
      Filed on: November 19, 2008
      File No.: 333-155455

Dear Mr. Unger:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement, Calculation Registration Fee

1. At the end of the first paragraph on the prospectus cover page, you indicate that the selling shareholders may offer and sell shares of common stock registered under the prospectus. With respect to the secondary offering please revise your disclosure so that the class of securities, offering price and fee payable with respect to this secondary offering are separately allocated in the fee table.

Prospectus Cover Page

2. You disclose that the selling shareholders will be named in a prospectus supplement. Pursuant to Rule 430B(b) of the Securities Act, you may omit the identities of the selling shareholders if:

    - The registration statement is a shelf registration statement as defined in Rule 405 of the Securities Act; or
    - If you satisfy all of the conditions set forth in Rule 430B(b)(2).

    Since it does not appear that you qualify to be a well-known seasoned issuer (as such term is defined in Rule 405 of the Securities Act), you are not eligible to make an automatic shelf registration statement. As a result, please disclose whether the initial offering transaction of the resale securities is complete and whether the resale securities were issued and outstanding prior to the date that you filed the registration statement on Form S-3. For additional guidance, please refer to Section V.B.1.(b) of Commission Release No. 33-8591, available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2005.shtml, and General Instruction II.G. of Form S-3.

Selling Security Holders, page 32

3. Please disclose whether the selling shareholders may include or consist of underwriters. In that event, please confirm that in the prospectus supplement identifying the selling shareholders, you will disclose any selling shareholder who is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling shareholder who is a registered broker-dealer should be identified as an underwriter. If any selling shareholder is an affiliate of a registered broker-dealer, please indicate whether the selling shareholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition the selling shareholder had any agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the securities.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: J. Kirk Tucker (Via Facsimile @ (713) 654-1871)
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 7702